================================================================================

                             DuJour Products, Inc.



Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Mail Stop 0309

                                                                January 24, 2006

Re:            DuJour Products, Inc.
               File Number 333-128555

Attention:     Sonia Barros
               Division of Corporate Finance
               Phone (202) 551-3655


RE:  Request for Acceleration of the Effective Date.

         DuJour Products, Inc. at this time requests the Commission to deem the Registration Statement originally filed on September 26, 2005 on Form SB-2 and last amended on January 23, 2006 effective by no later than 5:00 p.m. Eastern Standard Time January 27, 2006 or sooner if practical. In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

         DuJour Products, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing. Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Sincerely,



/s/ Adrian Crimeni
------------------
Adrian Crimeni
President
DuJour Products, Inc.






                              West 2809 Longfellow
                            Spokane, Washington 99205

--------------------------------------------------------------------------------